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Exhibit (d)(7)

EMPLOYMENT AGREEMENT

    AGREEMENT, dated as of this 13 day of May, 2001 (the "Agreement"), by and among Digital Island, Inc., a corporation organized under the laws of Delaware (the "Employer"), Cable & Wireless plc, a corporation organized under the laws of England, and Timothy Wilson (the "Employee").

    1.  Employment, Duties and Agreements.

      (a) The Employer hereby agrees to continue to employ the Employee as Chief Marketing Officer, and the Employee hereby accepts such position and agrees to serve the Employer in such capacity during the employment period set forth in Section 3 hereof (the "Employment Period") at the Employer's San Francisco offices. The Employee shall be subject to, and shall act in accordance with, all reasonable instructions and directions of the Employer and all applicable policies and rules thereof as are consistent with the above job description. The Employee's duties and responsibilities shall be such duties and responsibilities as are customarily held by senior executives of corporations comparable to the Employer as well as any other duties as may from time to time be assigned by the Employer.

      (b) During the Employment Period, excluding any periods of vacation and sick leave, and other leave, to which the Employee is entitled, the Employee shall devote Employee's full business time, energy and attention to the performance of Employee's duties and responsibilities hereunder, except as provided in Section 1(c) below.

      (c) During the Employment Period, the Employee may not, without the prior written consent of the Board, which consent shall not be unreasonably withheld, operate, participate in the management, operations or control of, or act as an employee, officer, consultant, agent or representative of, any type of business or service (other than as an employee of the Employer), provided that it shall not be a violation of the foregoing for the Employee to act or serve as a director on the boards of directors of any type of civil, cultural, philanthropic or professional organization so long as such activities do not interfere with the performance of Employee's duties and responsibilities to the Employer as provided hereunder.

    2.  Compensation.

      (a) As compensation for the agreements made by the Employee herein and the performance by the Employee of Employee's obligations hereunder, during the Employment Period, the Employer shall pay the Employee, not less than twice a month, a base salary at the rate of U.S. $200,000 per annum (the "Base Salary").

      (b) During the Employment Period, the Employee shall be eligible to receive bonus payments as set forth in the offer letter by and between the Employee and the Employer dated May 13, 2001 attached hereto as Exhibit B (the "Offer Letter"), and thereafter and/or in additional thereto, other bonus payments subject to the rules of any then existing applicable bonus plan and in the Employer's sole and absolute discretion.

      (c) During the Employment Period, the Employee shall be eligible to receive stock-based compensation as set forth in the Offer Letter.

      (d) During the Employment Period, the Employee shall be entitled to holidays, vacation, sick, personal, and paid time-off ("PTO") days in accordance with the policies of the Employer.

      (e) During the Employment Period, the Employee shall be entitled to participate in any and all employee welfare and benefit plans applicable to similarly situated employees to the extent permitted by the particular plan and applicable law.

      (f)  The compensation provided in this Agreement shall be treated as such for income tax purposes by the Employer and the Employee and shall be paid subject to any deductions authorized by the Employee and any and all tax and related withholdings required by applicable law.

    3.  Employment Period.

      (a) The Employment Period is indefinite and shall be terminable at will by either the Employee or the Employer, subject to the rights and obligations set forth in the Offer Letter and Sections 4 and 5 below. This Agreement shall become effective only upon the successful completion of the tender offer for the outstanding shares of the Employer's common stock in accordance with the provisions of Article II of the Agreement and Plan of Merger by and among Cable & Wireless plc, the Employer, and Dali Acquisition Corp. dated May 14, 2001 (the "Tender Offer"). Unless and until the Tender Offer has been successfully completed, this Agreement shall be void and of no force and effect.

      (b) For purposes of this Agreement, the term "Disability" shall mean that, as a result of the Employee's incapacity due to physical or mental illness, the Employee shall have been unable to substantially perform Employee's duties hereunder, either with or without reasonable accommodation, for a period of six (6) consecutive months or 180 days within any 270 day period.

      (c) For purposes of this Agreement, the term "Cause" shall mean (i) willful misconduct or dishonesty on the part of the Employee, which in either case is materially and demonstrably injurious to the Employer, (ii) the willful and continued failure by the Employee to perform substantially Employee's duties with the Employer (other than any such failure resulting from Employee's incapacity due to physical or mental illness) for a period of thirty (30) consecutive days after a written demand for substantial performance is delivered to Employee by the Employer, which specifically identifies the manner in which the Employer believes that the Employee has not substantially performed Employee's duties, or (iii) the willful engaging by the Employee in illegal conduct which is materially and demonstrably injurious to the Employer.

      (d) For purposes of this Agreement, termination by the Employee of the Employee's employment for "Good Reason" means the Employee's resignation within ninety (90) days following (i) a material reduction in the scope of Employee's duties and responsibilities, (ii) a reduction in Employee's Base Salary, or (iii) a relocation of Employee's principal place of employment by more than thirty-five (35) miles.

    4.  Termination Procedure.

      (a) Notice of Termination. Any termination of the Employee's employment by the Employer or by the Employee during the Employment Period shall be communicated by written "Notice of Termination" to the other party hereto in accordance with Section 8(a).

      (b) Termination Date. For purposes of this Agreement, "Termination Date" shall mean (i) if the Employee's employment is terminated by Employee's death, the date of Employee's death, (ii) if the Employee's employment is terminated for Cause, the date on which the Employer communicates the termination to the Employee, (iii) if the Employee's employment is terminated on account of the Employee's Disability, thirty (30) days after Notice of Termination (provided that the Employee shall not have returned to the substantial performance of the Employee's duties on a full-time basis during such thirty (30) day period), and (iv) if the Employee's employment is terminated for any other reason, the date on which a Notice of Termination is given or any later date set forth in such Notice of Termination.

    5.  Severance Arrangements.

    If the Employer terminates the Employee's employment with the Employer for any reason other than Cause, or the Employee terminates the Employee's employment for Good Reason, the Employee shall be entitled to (i) salary continuation payments at the Employee's base salary effective at the time of termination, and (ii) continued coverage for the Employee and Employee's dependents under the Employer's group health plans at the Employer's full expense. The Employee shall be entitled to the salary continuation payments and the continued group health plan coverage for a period of six months or such longer period specified in the Offer Letter, if any. The Employee shall be entitled to any severance arrangements provided in the Offer Letter.

    6.  Restrictive Covenants.

      (a) The Employee agrees that during the Employment Period and thereafter Employee will not appropriate for Employee's own use, disclose, divulge, furnish or make available to any person, unless authorized by the Employer in writing, any confidential or proprietary information concerning the Employer or its affiliates, including without limitation any confidential or proprietary information concerning the operations, plans or methods (proposed or otherwise) of doing business of the Employer or any of its affiliates (the "Information"); provided, that the term "Information" shall not include such information which is or becomes generally available to the public other than as a result of a disclosure by the Employee in violation of this Agreement or any other unauthorized disclosure. Notwithstanding the foregoing, the Employee may disclose Information to the extent Employee is compelled to do so by lawful service of process, subpoena, court order, or as Employee is otherwise compelled to do by law or the rules or regulations of any regulatory body to which Employee is subject, in which event Employee agrees to provide the Employer with a copy of the documents seeking disclosure of such information promptly upon receipt of such documents and prior to Employee's disclosure of any such information, so that the Employer may, upon notice to the Employee, take such action as the Employer deems appropriate in relation to such subpoena or request.

      (b) The Employee agrees that all right, title and interest to all works of whatever nature generated in the course of Employee's employment with the Employer or its affiliates resides with the Employer. The Employee agrees that Employee will return to the Employer or its affiliates, not later five (5) days after the Termination Date, all property, in whatever form (including computer files and other electronic data), of the Employer in Employee's possession, including without limitation, all copies (in whatever form) of all files or other information pertaining to the Employer, its officers, directors, shareholders, customers or affiliates, and any business or business opportunity of the Employer and its affiliates.

      (c) Except with the prior written consent of the Employer, the Employee shall not, during the Employment Period and for the one-year period immediately following the Termination Date, hire, offer to hire, entice away or in any manner persuade or attempt to persuade any officer, employee or agent of the Employer, or any of its affiliates, or any then current or prospective customer, client or supplier of the Employer, or any of its affiliates, to discontinue or limit his or her relationship with the Employer, or affiliates or to otherwise do business with any competing business of the Employer.

      (d) The parties hereto hereby declare that it is impossible to measure in money the damages which will accrue to Employer by reason of a failure by Employee to perform any of Employee's obligations under this Section 6. Accordingly, if Employer or any of its affiliates institutes any action or proceeding to enforce the provisions hereof, to the extent permitted by applicable law, the Employer shall be entitled to seek injunctive relief and specific performance in addition to any other remedies available to the Employer.

      (e) The restrictions in this Section 6 shall be in addition to any restrictions imposed on Employee by statute or at common law.

    7.  Representations and Acknowledgments.

    The Employee hereby represents and warrants to the Employer that the execution, delivery and performance of this Agreement does not violate any provision of any agreement which the Employee has with any former employer (a "Former Employer"). The Employee further acknowledges that to the extent the Employee has an obligation to the Former Employer not to disclose certain confidential information, Employee intends to honor such obligation and that honoring such obligation does not violate the foregoing representations and warranties made by the Employee.

    8.  Miscellaneous.

      (a) Any notice or other communication required or permitted under this Agreement shall be effective only if it is in writing and delivered personally or sent by registered or certified mail, postage prepaid, addressed as follows (or if it is sent through any other method agreed upon by the parties):

      If to the Employer:
      Digital Island, Inc.
      45 Fremont Street, Suite 1200
      San Francisco, CA 94105
      Attention: Office of the General Counsel

      If to the Employee:
      Timothy Wilson
      1065 Via Baja
      Lafayette, CA 94549

or to such other address as any party hereto may designate by notice to the other, and if delivered personally, shall be deemed to have been received upon receipt or if sent by registered mail, shall be deemed to have been received three days after it is postmarked.

      (b) This Agreement, together with the Offer Letter and any exhibits attached hereto, constitutes the entire Agreement among the parties hereto with respect to the Employee's employment, and supersedes and is in full substitution for any and all prior understandings or agreements with respect to the Employee's employment with the Employer. To the extent any provision of this Agreement conflicts with any provision of the Offer Letter, the provision most favorable to the Employee shall control.

      (c) This Agreement may be amended only by an instrument in writing signed by the parties hereto, and any provision hereof may be waived only by an instrument in writing signed by the party or parties against whom or which enforcement of such waiver is sought. The failure of any party hereto at any time to require the performance by any other party hereto of any provision hereof shall in no way affect the full right to require such performance at any time thereafter, nor shall the waiver by any party hereto of a breach of any provision hereof be taken or held to be a waiver of any succeeding breach of such provision or a waiver of the provision itself or a waiver of any other provision of this Agreement.

      (d)

         (i) This Agreement is binding on and is for the benefit of the parties hereto and their respective successors, heirs, executors, administrators and other legal representatives. Neither this Agreement nor any right or obligation hereunder may be assigned by the Employee.

        (ii) The Employer shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Employer expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Employer would have been required to perform it if no such succession had taken place. As used in this Agreement, "the Employer" shall mean both the Employer as defined above and any such successor that assumes and agrees to perform this Agreement, by operation of law or otherwise.

      (e) If any provision of this Agreement or portion thereof is so broad, in scope or duration, so as to be unenforceable, such provision or portion thereof shall be interpreted to be only so broad as is enforceable.

      (f)  The Employer may withhold from any amounts payable to the Employee hereunder all federal, state, city or other taxes that the Employer may reasonably determine are required to be withheld pursuant to any applicable law or regulation.

      (g) This Agreement shall be governed by and construed in accordance with the laws of the state of California, without reference to its principles of conflicts of law. The Employer and the Employee agree that any dispute arising out of or related to this Agreement shall be resolved in accordance with the Arbitration Agreement attached hereto as Exhibit A. To the extent consistent with the Arbitration Agreement attached hereto as Exhibit A, the Employer and the Employee hereby consent to the exclusive jurisdiction of the courts of the state of California and the United States District Court for the Northern District of California and superior federal courts.

      (h) This Agreement may be executed in several counterparts, including by the exchange of facsimile signature pages containing the signatures of one or both parties, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

      (i)  The headings in this Agreement are inserted for convenience of reference only and shall not be a part of or control or affect the meaning of any provision hereof.

    IN WITNESS WHEREOF, the parties have executed this Agreement, as of the date first written above.

/s/ TIMOTHY WILSON (Signature)
Timothy Wilson
/s/ RUANN ERNST DIGITAL ISLAND, INC.	/s/ AVERY DUFF CABLE & WIRELESS PLC
By: Ruann Ernst Title: Chairman & CEO	By: Avery Duff Title: Executive Vice President, Human Resources

EXHIBIT A: ARBITRATION AGREEMENT

  1.
  To the maximum extent permitted by law, I, Timothy Wilson and Digital Island, Inc. (the "Company") (collectively, the "parties") agree that, except as noted below, any controversy, claim or dispute arising out of or related to my employment or the termination thereof ("claims") shall be arbitrated in accordance with the following procedure:

  (a)
  Any and all claims shall be submitted to final and binding arbitration before the American Arbitration Association ("AAA") in the city closest to my place of work at the Company where the AAA has an office. Such arbitration shall be in accordance with the AAA's then current version of the National Rules for the Resolution of Employment Disputes. The arbitrator shall be selected in accordance with the AAA's selection procedures in effect at the time, and shall be a member of the AAA's panel of arbitrators for employment disputes. Either party may initiate arbitration proceedings by filing a demand for arbitration with the AAA in the city closest to my place of work at the Company where AAA has an office.

  (b)
  The arbitrator shall have the authority to grant any relief authorized by law.

  (c)
  The arbitrator shall have exclusive authority to resolve all claims covered by this arbitration agreement, and any dispute relating to the interpretation, applicability, enforceability or formation of this arbitration agreement, including, but not limited to, any claim that all or any part of this arbitration agreement is void or voidable. Any issues involving the arbitrability of a dispute shall be governed by the Federal Arbitration Act, 9 U.S.C. § 1 et seq.

  (d)
  The Company will pay all arbitration fees, deposits and administrative costs assessed by the AAA; except that I may be required to pay administrative fees to the AAA not to exceed the amount of the then-current filing fee for a civil action filed in the court of general jurisdiction in the state where I was last employed by the Company. The arbitrator shall have power to award attorneys' fees, expert witness fees and costs according to statute, or according to a separate written agreement between the parties, or the National Rules for the Resolution of Employment Disputes of the AAA, but shall have no other power to award attorneys' fees, costs or expert witness fees.

  (e)
  The claims covered by the above include, but are not limited to, claims for wrongful termination, unpaid wages or compensation, breach of contract, torts, violation of public policy, claims for harassment or discrimination (including, but not limited to, race, sex, religion, national origin, age, marital status, medical condition, disability, or sexual orientation), claims for benefits (except where an employee benefit or pension plan specifies a procedure for resolving claims different from this one), claims for physical or mental harm or distress, or any other employment-related claims under any federal, state or other governmental law, statute, regulation or ordinance, including, but not limited to, Title VII of the Civil Rights Act of 1965, the Americans With Disabilities Act, the Age Discrimination in Employment Act, the California Fair Employment and Housing Act, and any other statutes or laws relating to an employee's relationship with his/her employer. However, claims for workers' compensation benefits and unemployment compensation benefits are not covered by this arbitration agreement, and such claims may be presented to the appropriate court or government agency.

  (f)
  Notwithstanding this agreement to arbitrate, neither party waives the right to seek through judicial process, preliminary injunctive relief to preserve the status quo or prevent irreparable injury before the matter can be heard in arbitration.

    (g)
    The arbitrator shall issue a written arbitration decision stating the arbitrator's essential findings and conclusions upon which any award is based. A party's right for review of the decision is limited to grounds provided under applicable law.

    (h)
    The parties agree that the arbitration shall be final and binding and any arbitration award shall be enforceable in any court having jurisdiction to enforce this arbitration agreement.

  2.
  BY AGREEING TO THIS BINDING ARBITRATION PROVISION, BOTH THE COMPANY AND I GIVE UP ALL RIGHTS TO TRIAL BY JURY, EXCEPT AS EXPRESSLY PROVIDED HEREIN.

  3.
  I agree that this agreement to arbitrate shall survive the termination of my employment. This is the complete agreement of the parties on the subject of arbitration of disputes. This agreement supersedes any prior or contemporaneous oral or written understanding on the subject. This agreement cannot be changed unless in writing, signed by me and the Chief Executive Officer of the Company or his or her delegate.

AGREED TO AND ACCEPTED:
/s/ TIMOTHY WILSON (Signature)	Dated: May 13, 2001
Timothy Wilson
/s/ RUANN ERNST DIGITAL ISLAND, INC.	/s/ AVERY DUFF CABLE & WIRELESS PLC
By: Ruann Ernst Title: Chairman & CEO	By: Avery Duff Title: Executive Vice President, Human Resources

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Exhibit (d)(7)
EMPLOYMENT AGREEMENT
EXHIBIT A: ARBITRATION AGREEMENT